VIRTUS OPPORTUNITIES TRUST
(the "Trust")

Second Amendment dated August 20, 2015 to the Declaration of
Trust

ARTICLE VIII

Miscellaneous

      Section 6.  (c)	Choice of Forum Provision.  Unless the
Trust consents in writing to the selection of an alternative forum, any suit, action or proceeding brought by or in the right of any Shareholder or any person claiming any interest in any Shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Declaration of Trust or the Trust, any Series or Class or any Shares, including any claim of any nature against the Trust, any Series or Class, the Trustees or officers of the Trust, shall be brought exclusively in a federal or state court located within the State of Delaware, and all Shareholders and other such Persons hereby irrevocably consent to the jurisdiction of such courts (and the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.